TOKYO AOYAMA AOKI LAW OFFICE

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BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

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FILE NO. 82-4837


03029906

September 1, 2003

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. April 24, 2003 — Brief Statement of Consolidated Accounts for the Year Ended March 31, 2003
2. June 4, 2003 — Notice of the 42nd Ordinary General Meeting of Shareholders
3. June 25, 2003 — Notice of Resolutions of the 42nd Ordinary General Meeting of Shareholders

News Release

1. March 19, 2003 — Notice on Adjustments to the Forecasts of Business Results for the Year Ending March 31, 2003
2. March 19, 2003 — Notice of the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement.

3.	March 28, 2003	Notice of Purchase by the Company of its Own Shares on the Market
4.	May 16, 2003	Notice of Purchase by the Company of its Own Shares on the Market
5.	May 16, 2003	Notice of Acquisition by the Company of its Own Shares (Fixing of Limit thereon)
6.	May 22, 2003	Notice of Purchase by the Company of its Own Shares on the Market
7.	May 22, 2003	Notice of Issuance of ¥15 Billion 32nd Unsecured Straight Bonds
8.	June 3, 2003	Notice of Purchase by the Company of its Own Shares on the Market

Report

1.	March 5, 2003	Report on Acquisition by the Company of its Own Shares (February 2003)
2.	April 7, 2003	Report on Acquisition by the Company of its Own Shares (March 2003)
3.	May 2, 2003	Report on Acquisition by the Company of its Own Shares (April 2003)
4.	May 20, 2003	Amendment to the Report on Acquisition by the Company of its Own Shares (April 2003)
5.	June 4, 2003	Report on Acquisition by the Company of its Own Shares (May 2003)

Yours truly,



Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837

(Excerpt translation)

April 24, 2003

BRIEF STATEMENT OF CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED MARCH 31,2003

Name of listed company:	Promise Co., Ltd.
Code number: (URL http://cyber.promise.co.jp/)	8574
Listing exchange:	Tokyo Stock Exchange
Location of head office:	Tokyo
Representative:	Hiroki Jinnai President and Representative Director
Inquiries to be directed to:	Yoshiyuki Tateishi Executive Officer, General Manager of Public Relations Department Tel. (03) 3287-1515
Date of meeting of the Board of Directors concerning the settlement of accounts:	April 24, 2003
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Business results for the year ended March 31, 2003 (April 1, 2002 through March 31, 2003):

(1) Consolidated operating results [In this statement, all figures are stated by disregarding any fraction of one million yen and in respect of those per share, any fraction of one-hundredth of one yen.]

	Year ended March 31, 2003	Year ended March 31, 2002
Net sales:	¥410,619 million (4.1%)	¥394,495 million (9.7%)
Operating income:	¥106,957 million ((-) 6.6%)	¥114,517 million ((-) 10.1%)

	Year ended March 31, 2003	Year ended March 31, 2002
Ordinary income:	¥108,030 million ((-) 3.6%)	¥112,091 million ((-) 12.5%)
Net income:	¥60,716 million ((-) 3.5%)	¥62,941 million ((-) 2.9%)
Net income per share (basic):	¥483.61	¥504.77
Net income per share (diluted):	-	¥503.22
Ratio of net income to net worth (owned capital) for the year:	10.2%	11.5%
Ratio of ordinary income to total liabilities and net worth:	5.9%	6.4%
Ratio of ordinary income to net sales:	26.3%	28.4%

(Notes)

	Year ended March 31, 2003	Year ended March 31, 2002
1) Equity in earnings of associated companies:	(-) ¥36 million	(-) ¥3,163 million
2) Average number of shares issued and outstanding during the year (consolidated):	125,338,763 shares	124,690,782 shares

3) Changes in accounting methods: Not applicable

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2003	Year ended March 31, 2002
Total assets:	¥1,855,352 million	¥1,833,776 million
Net worth (owned capital):	¥618,109 million	¥574,866 million
Ratio of net worth (owned capital):	33.3%	31.3%
Net worth (owned capital) per share:	¥4,952.12	¥4,580.66

(Note)

	Year ended March 31, 2003	Year ended March 31, 2002
Number of issued shares outstanding at the end of the year (consolidated):	124,796,732 shares	125,498,379 shares

(3) State of consolidated cash flow

	Year ended March 31, 2003	Year ended March 31, 2002
Cash flows from operating activities:	¥9,168 million	(¥7,149 million)
Cash flows from investing activities:	(¥818 million)	(¥13,010 million)
Cash flows from financing activities:	(¥26,890 million)	¥39,936 million
Cash and cash equivalents at end of the year:	¥105,760 million	¥124,389 million

(Note) Cash flows from operating activities include an expenditure of (-) ¥71,829 million for the year ended March 2003, and an expenditure of (-) ¥103,007 million for the year ended March 2002 due to an increase in operating loans receivable.

(4) Matters related to the consolidation scope and the application of the equity method

Number of consolidated subsidiaries:	10 companies
Number of non-consolidated subsidiaries subject to the equity method:	None
Number of affiliated companies subject to the equity method:	1 company

(5) Changes in the consolidation scope and the application of the equity method

Consolidated subsidiaries (inclusion):	1 company
" (exclusion):	2 companies
Companies subject to equity method (inclusion):	None
" (exclusion):	None

2. Forecast for the year ending March 2004 (April 1, 2003 through March 31, 2004):

	Interim	Whole-year
Net sales:	¥205,153 million	¥410,549 million
Ordinary income:	¥52,226 million	¥95,924 million
Net income:	¥28,622 million	¥53,300 million

(For reference)

Forecast of net income per share for the year ending March 31, 2004 (whole-year):	¥436.91

(Notes)

1. The forecast of net income per share for the year ending March 31, 2004 (whole-year) is calculated based on the forecast of the average number of shares for the year ending March 31, 2004 (whole-year) of 121,761,709 shares.

2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

(Translation omitted)

(Excerpt translation)

FILE NO. 82-4837

June 4, 2003

To the Shareholders:

Notice of the 42nd Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 42nd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 24, 2003.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 25, 2003 (Wednesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the balance sheet as of March 31, 2003, and the business report and the statement of income for the 42nd business term (from April 1, 2002 to March 31, 2003)

Matters for resolution:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 42nd business term
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Acquisition by the Company of its own shares
Proposition No. 4:	Election of four Statutory Auditors

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

I. Overview of business activities:

1. Developments and results of business activities:

During the business term under review, the Japanese economy showed signs of recovery in some sectors. However, the employment conditions were worse as the unemployment rate remained high. The Nikkei Stock Average registered the lowest since the collapse of the bubble economy. Prospects of the world economy became further uncertain. Thus, the business environment has become more serious. In the meantime, the ubiquitous environments, such as Internet broadband and wireless access, have been developing rapidly. Steps have been made toward the practical use of e-cash utilizing IC cards by convenience stores and railways. These trends will possibly change dealings with customers substantially in the future.

In our industry, against the background of increasing cases of personal bankruptcies due to deteriorating employment conditions and shrinking private income, concern about non-performing loans mounted at a faster pace than anticipated, while competition in retail financing business from different categories of businesses further intensified. Additionally, leading firms, including foreign firms, continued to be active to acquire such small- and medium-sized consumer finance companies.

Under these circumstances, the Company placed important priorities on minimizing non-performing loans and increasing customer retention to secure constant profits and sustain growth and concentrated all group-wide efforts on embodying its "Promise Vision".

With the "Promise Vision", the Company aims to win "No. 1 customer support" by "specializing" in retail financing business, seeking "immediacy", "convenience", "safety" and "satisfaction" with all its management resources and wisdom combined to "enrich" its business, "evolving" its relationship with its customers from "lend and borrow" to "help and advise", and thus evolving itself into a "Personal Main Bank" that will give financial advice and support to each customer.

In addition, in June 2002, the Company introduced an executive officer system to materialize "swifter decision-making on management" and "prompt implementation of measures" and establish corporate governance, whereby improving the functions of the Board of Directors and separating management and execution of business.

With regard to marketing practices, the Company divided its nationwide marketing area into 69 districts and delegated the powers of making final decisions on marketing to each district general manager to a large extent, whereby establishing a marketing system that

can respond to customer needs in each district in more fine-tuned and speedier manners. In addition, the Company integrated its eleven "Promise Call" centers deployed nationwide into two centers in Nihonbashi, Tokyo and Kyobashi, Osaka and delegated the same credit-decision functions of a branch office to the centers, whereby materializing a "one-stop call" system to be able to respond to customer needs ranging from inquiries to consulting on repayments instantly.

Second, to improve operational qualities and minimize non-performing loans, the Company gave its employees education and guidance focusing on improving their capabilities of communications with its customers and exerted its efforts to improve credit qualities through communications with its customers. Additionally, to make more effective use of its "Navigation System" and improve its percentage of completion and also contribute to strengthening its Group's credit functions, the Company instituted a "Credit Management Department" in October 2002, whereby strongly promoting conversion to "navigate-style marketing" that allows fine-tuned one-to-one response to respective customers to prevent them from suffering from multiple debts.

With the aim of attracting new customers and enhancing the satisfaction of its existing customers, the Company has exerted its efforts to utilize advanced technology, including information technology, to enhance the convenience of its customers and its chances of raising profits. In April 2002, the Company introduced a "Chosoku Cashing" that completes all processes from new loan applications to the making of loans via the Internet in much shorter time than before. Additionally, in August 2002, the Company commenced a service "Surutto Moshikomi" that allows loan applications by effortless input operations by cellular phone.

Furthermore, the Company has exerted its efforts to expand its CD and ATM network in alliance with financial institutions, specifically. In August 2002, the Company made repayments and withdrawals available 24 hours a day, everyday by ATMs installed by IYBank Co., Ltd. at the convenience stores of Seven-Eleven Japan Co., Ltd. In October 2002, the Company entered into new alliances with 319 shinkin banks through the National Association of Shinkin Banks. Thus, the Company has completed an allied network covering Metropolitan Tokyo and the nation's 46 other prefectures. As of March 31, 2003, the Company had 443 allied financial institutions and 100,626 allied channels (including convenience stores), which were the industry-leading network.

With the aim of completing a unique business model of developing the whole consumer finance market far and wide, the Company has been building up a corporate system of its group. As of April 1, 2002, the Company's wholly owned subsidiaries, Rich Co., Ltd., Shinkou Co., Ltd. and TOWA Co., Ltd., were merged to form a new consumer finance company, Plat Corporation. The Company, which offers interest rates ranging from 17.8% to 25.55% per annum on its loans, has entered into strategic alliance with its Group companies under which MOBIT Co., Ltd., its joint venture with UFJ Bank Limited and another company, offers interest rates ranging from 15% to 18% per annum and Plat Corporation offers the interest rate of 29.2% per annum, and established a system carrying a full line of interest rates to meet all customers' financial needs.

In addition, Plat Corporation abolished or merged its loan offices. It has also

removed its automated contract machines and ATMs and employed a new business model of sharing those of the Company, which has resulted in reduction of office cost and an eightfold increase in contract and withdrawal channels.

The composition of incomes by the business sectors is set forth below:

Classification	41st term as at March 31, 2002		42nd term as at March 31, 2003		Increase/ decrease
	Amount (A)	Composition ratio	Amount (B)	Composition ratio	(B – A)
	(million yen)	(%)	(million yen)	(%)	(million yen)
Income from unsecured loans	305,643	96.65	317,034	97.08	11,391
Income from secured loans	1,203	0.38	1,032	0.32	(-) 170
Income from other loans	1,652	0.52	2,365	0.72	713
Other operating income	7,747	2.45	6,122	1.88	(-) 1,624
Total	316,246	100.00	326,556	100.00	10,309

As a result of operating activities by these efforts in the severe business conditions, operating loans outstanding as of the end of the business term in the consumer finance business amounted to ¥1,375,693 million, up ¥51,029 million (or 3.9%) compared with the end of the previous business term. Due to an increase in operating loans outstanding, operating income amounted to ¥326,556 million, up ¥10,309 million (or 3.3%) compared with the previous business term. However, the Company incurred more bad debt expense and accordingly increased an allowance for doubtful accounts as the numbers of applications for voluntary bankruptcy and legal consolidation of debt increased faster than anticipated. Consequently, with regard to profit, ordinary income and net income for the term amounted to ¥107,042 million (up 1.6% compared with the previous business term) and ¥61,411 million (up 0.3% compared with the previous business term), respectively.

2. Future challenges:

As to the business conditions surrounding the Company, the employment and income situations still remain severe as unemployment rate has reached over 5%. As more borrowers are short of funds for repayments due to unemployment or lower revenues, delinquent debt and bad debt are anticipated to increase in the industry. As to the Japanese economy, there were some bright signs temporarily as the government declared that the economy had hit cyclical lows. However, due to prolonged deflation, the financial institutions' bad debt woes, the Nikkei Stock Average continuing to register the lowest since the collapse of the bubble economy and the tense international situations, the sources of uncertainty are expanding. Thus, the Japanese economy is expected to remain in severe conditions in which the future outlook is unpredictable.

Under these circumstances, the Company intends to continue to concentrate its efforts on minimizing non-performing loans and increasing customer retention to secure constant profits and sustain growth. For that purpose, the Company will exert its efforts to carry out a brand extension strategy for Promise, as well as MOBIT Co., Ltd. and Plat Corporation, to complete a unique business model of developing the whole consumer finance market far and wide, create a new base for growth while placing emphasis on improving

credit qualities and continue sharing management resources and securing diversified and stable fund raising to improve the efficiency of management of the Group, whereby increasing profitability.

Additionally, the Company intends to optimize its channels and organization through the optimal deployment of manned and unmanned loan offices and the improvement of its Internet services. The Company also intends to improve its allied CD and ATM network to materialize an effective and efficient network that will allow the Company to meet customers' financial needs "at any time and place and speedily" and to increase accessibility from customers. Furthermore, to increase customer retention, the Company will further promote conversion to "navigate-style marketing" to provide respective customers with one-to-one proposals on products and services most suitable to them.

The Company will also promote further restructuring in terms of the "management structure", "business structure" and "personnel and organizational structure" and review the cost structure of its whole operating processes to achieve a leaner management base that does not waste resources and ensures constant profits.

To offer services to a broad range of customers and a new market, the Company in unity with its Group companies will concentrate their efforts on establishing a new business model through strategic alliances with companies from different categories of businesses and also actively promote investigation and study of futurity financial business utilizing e-commerce and other advanced technology to get ready for the introduction of IC card and other systems.

In November 2002, the Company was admitted to The Japan Business Federation. On this momentum, the Company will concentrate its group-wide efforts on further strengthening its compliance control system to secure high credit with the society and establishing a risk management system to more quickly cope with risks, if any.

The Company cordially seeks the continued support of its shareholders.

3. State of capital investment:

Capital investment made during the business term under review totaled ¥1,224 million, which was principally used for the establishment of loan offices, the installation and relocation of automated contract machines and information technology investment.

4. State of fund procurement:

To cover funding requirements, the Company actively issued domestic unsecured straight bonds and raised low-interest and consistent funds based on long-term prime rates from financial institutions. In the meantime, the Company actively established commitment facilities to secure liquidity and efficient management of funds.

The Company will continue its efforts to maintain a good balance of direct financing and indirect financing and also study new financing schemes to secure steady fund raising and reduce funding costs.

The funds required for the business term under review were covered by the Company's own funds, loans from financial institutions, commercial paper and funds raised by the issuance of bonds.

The state of changes in the loans payable and bonds:

Classification	41st term as at March 31, 2002		42nd term as at March 31, 2003		Increase/ decrease (B – A) ((-) decrease)
	Amount (A)	Composition ratio	Amount (B)	Composition ratio	
	(million yen)	(%)	(million yen)	(%)	(million yen)
Short-term loans	1,300	0.13	1,000	0.10	(-) 300
Long-term loans	731,318	70.14	718,912	69.13	(-) 12,406
Sub total	732,618	70.27	719,912	69.23	(-) 12,706
Bonds	310,000	29.73	320,000	30.77	10,000
Total	1,042,618	100.00	1,039,912	100.00	(-) 2,706

(Note) Commercial paper, not outstanding at the end of the term, was traded during the term.

The state of issuance of bonds during the current term:

Title of bonds	Issue date	Total issue amount	Interest rate (per annum)	Redemption date
The 28th Unsecured Bonds	May 29, 2002	¥10,000 million	1.470%	May 29, 2007
The 29th Unsecured Bonds	June 24, 2002	¥10,000 million	2.050%	June 24, 2009
The 30th Unsecured Bonds	July 31, 2002	¥10,000 million	2.290%	July 30, 2010
The 31st Unsecured Bonds	December 4, 2002	¥10,000 million	1.000%	December 4, 2006
Total		¥40,000 million		

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for operating loans.

2. The 2nd Unsecured Bonds (¥10,000 million), the 3rd Unsecured Bonds (¥10,000 million) and the 6th Unsecured Bonds (¥10,000 million) were redeemed at maturity during the business term under review.

5. Changes in operating results and state of assets:

Classification	39th term as at March 31, 2000	40th term as at March 31, 2001	41st term as at March 31, 2002	42nd term as at March 31, 2003 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	¥264,999	¥292,774	¥316,246	¥326,556
Ordinary income	103,012	120,625	105,335	107,042
Net income	57,237	63,521	61,250	61,411
Net income per share (yen)	475.83	513.23	491.08	488.87
State of assets:				
Operating loans outstanding	1,100,546	1,228,026	1,324,663	1,375,693
Total assets	1,354,079	1,503,918	1,670,481	1,700,480
Net assets	430,256	501,332	552,888	597,263
Net assets per share (yen)	3,538.37	4,019.80	4,401.48	4,780.81
Capital ratio (%)	31.77%	33.34%	33.10%	35.12%

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term.

2. As from the 39th term, tax effect accounting is applicable.

3. As from the 40th term, the accounting standard concerning financial instruments is applicable.

4. As from the 41st term, treasury stock is treated as an item deductible from shareholders' equity. Net income per share and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock, respectively.

5. As from the 42nd (current) term, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2 dated September 25, 2002, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4 dated September 25, 2002, Accounting Standards Board of Japan) are applicable. Net income per share for the term under review calculated in accordance with the previous method is ¥489.51.

II. **Outline of the Company** (as of March 31, 2003):

1. Major businesses:

The Company is principally engaged in direct lending of retail funds with no security or guarantee to consumers.

Classification	Number of customers	Composition rate (%)	Amount outstanding (million yen)	Composition rate (%)	Interest on operating loans (million yen)	Composition rate (%)
Unsecured loan	2,536,706	99.91	1,369,570	99.55	317,034	99.68
Secured loan	2,196	0.09	6,122	0.45	1,032	0.32

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 300,000,000 shares

(2) Total number of issued shares, capital and number of shareholders:

Classification	At the end of the previous business term	Increase/Decrease during the current business term	At the end of the current business term
Total number of issued shares	125,966,665shares	- shares	125,966,665 shares
Capital	¥49,053 million	¥- million	¥49,053 million
Number of shareholders	9,106 persons	316 persons	9,422 persons

(3) Principal (ten) shareholders:

Name	Shares in the Company held by them (Ratio of voting rights)		Shares in them held by the Company (Ratio of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Ryoichi Jinnai	15,000	12.02	-	-
Yumiko Jinnai	9,444	7.57	-	-
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	7,771	6.23	-	-
Tsuyako Jinnai	5,983	4.80	-	-
Nippon Life Insurance Company	5,704	4.57	-	-
Shinsei Bank, Limited	5,682	4.55	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	5,451	4.37	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	5,135	4.12	-	-
The Sumitomo Trust and Banking Company, Limited	4,416	3.54	9,337	0.64
Salomon Smith Barney Inc. (Standing proxy: The Nikko Salomon Smith Barney Limited)	4,303	3.45	-	-

(4) Acquisition, disposition and possession by the Company of its own shares:

Classification	Method of acquisition	Class of shares	Number of shares	Total acquisition prices
Acquisition of shares:	Acquisition by resolution under Article 210, paragraph 1 of the Commercial Code of Japan	Shares of common stock	700,000 shares	¥2,854 million
	Acquisition by purchase of less-than-one-unit shares	Shares of common stock	1,647 shares	¥7 million
Shares held as of March 31, 2003:	-	Shares of common stock	1,054,188 shares	

(Note) During the term under review, the Company followed no procedure of disposition or invalidation of its own shares.

(Additional information)

In accordance with the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002, the Company, at the meeting of its Board of Directors held on March 28, 2003, adopted a resolution for the acquisition of its own shares, as described below:

(i)	Number of shares to be purchased:	Not exceeding 40,000,000 shares
(ii)	Aggregate acquisition prices:	Not exceeding ¥20,000 million (Up to ¥5000 may be spent on the acquisition of each share.)
(iii)	Period of purchase:	No later than June 23, 2003

3. State of business affiliations:

(1) State of major subsidiaries:

The Company has 15 subsidiaries (domestic: 9, overseas: 6), including GC Co., Ltd. The following are its major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business
GC Co., Ltd.	¥5,615 million	100.00	Sales finance
Plat Corporation	¥2,400 million	100.00	Consumer finance services
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services
Mitsuwa-kai Co., Ltd.	¥99 million	100.00 (100.00)	Sales finance
PAL Corporation Ltd.	¥3,000 million	100.00	Design, execution and management of stores, signboards, etc. and lease of buildings
Net Future Co., Ltd.	¥300 million	100.00	Telemarketing business and operation and management of ATM networks

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
System Trinity Co., Ltd.	¥90 million	100.00	Design, operation and management of computer systems
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services
Liang Jing Co., Ltd.	T$250,000 thousand	100.00 (40.00)	Installment sales of automobiles
Yuukei Co., Ltd.	T$140,000 thousand	100.00	Installment sales of automobiles

(Notes) 1. With regard to Mitsuwa-kai Co., Ltd., the ratio of voting rights of the Company in the parentheses represents the ratio of voting rights indirectly held by the Company through GC Co., Ltd.

2. With regard to Liang Jing Co., Ltd., the ratio of voting rights of the Company in the parentheses represents the ratio of voting rights indirectly held by the Company through Yuukei Co., Ltd.

(2) State of other important business affiliations:

Company	Capital stock	Ratio of voting rights of the Company	Main business
MOBIT Co., Ltd.	¥20,000 million	45.00%	Consumer finance services

(3) Progress of business affiliations:

1) To increase business efficiency, Rich Co., Ltd., Shinkou Co., Ltd. and TOWA Co., Ltd., were merged to form Plat Corporation, as of April 1, 2002.

2) To gain ground in the Kyushu area, GC Co., Ltd. acquired 100% shares of Mitsuwa-kai Co., Ltd. as of April 15, 2002.

(4) Results of business affiliations:

The Company has 10 consolidated subsidiaries (as listed in "(1) State of major subsidiaries" above) and one equity method affiliate. On a consolidated basis, operating income and net income for the business term under review accounted for ¥410,619 million (up 4.1% compared with the previous business term) and ¥60,716 million (down 3.5% compared with the previous business term), respectively.

Changes in operating results on a consolidated basis are shown below:

Classification	39th term as at March 31, 2000	40th term as at March 31, 2001	41st term as at March 31, 2002	42nd term as at March 31, 2003 (current term)
	(million yen, unless stated otherwise)			
Operating income	300,724	359,641	394,495	410,619
Net income	58,571	64,845	62,941	60,716
Net income per share (yen)	486.92	525.01	504.77	483.61
Total assets	1,477,849	1,679,394	1,833,776	1,855,352
Net assets	438,090	517,504	574,866	618,109
(For reference)				
Number of consolidated subsidiaries	7 companies	9 companies	11 companies	10 companies
Number of equity method affiliates	-	1 company	1 company	1 company

4. Principal lenders:

Lenders	Balance of Borrowings	Shares in the Company held by them (Ratio of voting rights)	
	(million yen)	(thousand shares)	(%)
The Sumitomo Trust and Banking Company, Limited	105,630	4,416	3.54
Nippon Life Insurance Company	98,480	5,704	4.57
Shinsei Bank, Limited	79,845	5,682	4.55
Sumitomo Life Insurance Company	36,996	2,868	2.30
The Chuo Mitsui Trust and Banking Company, Limited	30,547	-	-
The Dai-Ichi Mutual Life Insurance Company	30,421	600	0.48
The Mitsubishi Trust and Banking Company, Limited	26,700	150	0.12
The Yasuda Mutual Life Insurance Company	26,527	380	0.30
The Meiji Mutual Life Insurance Company	21,698	193	0.16
UFJ Bank Limited	17,629	-	-

5. Main offices:

(Translation omitted.)

6. State of employees:

(Translation omitted.)

7. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Senior Managing Director	Shunji Kosugi
Senior Managing Director	Hideshige Tsukamoto
Managing Director	Isao Takeuchi
Managing Director	Teruaki Watanabe
Managing Director	Tsutomu Kasori
Full-time Statutory Auditor	Kazuyuki Furukawa
Full-time Statutory Auditor	Hidetsugu Iriyama
Full-time Statutory Auditor	Kazuo Nagasawa

8. State of the new share subscription rights issued to parties other than the shareholders on specifically favorable conditions:

(1) Total number of new share subscription rights:

14,370 rights (Number of shares to be issued or transferred for each new share subscription right: 50 shares). (Note 1)

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

718,500 shares of common stock of the Company. (Note 1)

(3) Issue price of a new share subscription right:

Free of charge.

(4) Amount to be paid in upon exercise of a new share subscription right:

¥6,273 per share. (Note 2)

(5) Period for exercising new share subscription rights:

August 1, 2003 through July 31, 2005.

(6) Terms and conditions of the exercise of new share subscription rights:

1) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company when he/she exercises the rights; provided, however, that if he/she leaves office (for any reason other than demission, punitive dismissal and resignation under instruction) during the year during which the new share subscription rights becomes exercisable, he/she shall remain entitled to exercise the same no later than December 31 of the said year.

2) No new share subscription right so granted can be inherited, given in pledge or otherwise disposed of.

3) Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of the rights according to the resolutions to be adopted at the 41st Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the new share subscription rights.

(7) Events and conditions to cancel new share subscription rights:

1) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights due to the above "terms and conditions of the exercise of new share subscription rights", the Company may cancel his/her new share subscription rights without consideration.

2) In the event that any grantee of new share subscription rights waives all or part of his/her new share subscription rights, the Company may cancel the same without consideration.

3) In the event that a merger agreement under which the Company shall become a defunct company by merger, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(8) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(9) Content of the specifically favorable conditions:

The Company issued new share subscription rights to its Directors and employees without consideration.

(10) Names of the grantees of new share subscription rights and the numbers of the new share subscription rights so granted:

(Translation omitted)

(Notes)

1. The number of employees qualified to be granted the new share subscription rights decreased by 76 due to loss of such rights. The number of the new share subscription rights decreased 183 and the number of shares to be issued or transferred upon exercise of the new share subscription rights decreased by 9,150, respectively. Consequently, as of March 31, 2003, the numbers of the employees qualified to be granted the new share subscription rights, the new share subscription rights and the shares to be issued or transferred upon exercise of the new share subscription rights were 4,034, 14,187 and 709,350, respectively.

   No Director has ceased to be qualified to be granted the new share subscription rights.

2. In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen, when such division or consolidation, as the case may be, becomes effective:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

   In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Current market price per share" shall be the average of the daily closing prices of the Company's shares for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the Paid-in Amount as adjusted becomes applicable, which shall be obtained by calculating to the nearest one-tenth of one yen with five one-hundredths or more of one yen to be considered a full tenth. "Number of already issued shares" represents the number of shares issued and outstanding of the Company as of a share allocation date if such share allocation date is fixed, or as of the day one month

preceding the day on which the Paid-in Amount as adjusted becomes applicable if such share allocation date is not fixed, after deducting the number of shares of treasury stock of the Company. In the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock to be disposed".

In addition, in the event that the Company enters into a merger or consolidation with another company or incorporates a company or transfers business by a spin-off and any inevitable event occurs to require the Company to adjust the Paid-in Amount, the Company shall adjust the Paid-in Amount to the extent as considered necessary and reasonable.

9. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2003)

ASSETS	(million yen)
Current assets:	**1,567,423**
Cash on hand and in banks	50,876
Operating loans	1,375,693
Short-term loans receivable	176,066
Prepaid expenses	2,065
Accrued income	13,305
Deferred tax assets	32,102
Other current assets	4,315
Allowance for doubtful accounts	(87,000)
Fixed assets:	**133,056**
Tangible fixed assets:	**26,433**
Buildings	9,751
Structure	2,304
Furniture and fixtures	8,178
Land	6,198
Intangible fixed assets:	**7,177**
Software	6,132
Telephone rights	987
Other intangible fixed assets	57
Investments and other assets:	**99,445**
Investment securities	25,824
Investment in subsidiaries' stocks	47,727
Investment capital	1,037
Long-term prepaid expenses	847
Guarantee money deposited	12,200
Deferred tax assets	6,681
Other investments	5,126
TOTAL ASSETS	**1,700,480**

LIABILITIES	(million yen)
Current liabilities:	**289,908**
Short-term loans payable	1,000
Long-term loans payable within one year	214,435
Bonds redeemable within one year	30,000
Other accounts payable	4,757
Accrued expenses	2,869
Accrued corporate income tax, etc.	29,730
Reserve for bonuses	3,809
Other current liabilities	3,306
Long-term liabilities:	**813,307**
Bonds	290,000
Long-term loans payable	504,477
Long-term accounts payable	965
Reserve for retirement allowances	16,955
Reserve for retirement gratuities for officers	242
Other long-term liabilities	667
TOTAL LIABILITIES	**1,103,216**
SHAREHOLDERS' EQUITY	
Capital:	**49,053**
Legal reserves:	**80,955**
Capital reserve	80,955
Retained earnings:	**473,444**
Earned surplus reserve	12,263
Voluntary reserve	399,000
General reserve	399,000
Unappropriated retained earnings for the current term	62,181
(Net income for the current term)	(61,411)
Revaluation difference of stocks, etc.:	**(396)**
Treasury stock:	**(5,793)**
TOTAL SHAREHOLDERS' EQUITY	**597,263**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,700,480**

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

(million yen)

Ordinary income and loss		
Operating income and loss:		
Operating income:		
Interest on operating loans	318,067	
Other financing income	2,365	
Other operating income	6,122	**326,556**
Operating expenses:		
Financing expenses	21,816	
Other operating expenses	199,320	221,137
Operating income		**105,419**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	629	
Insurance and insurance dividend received	266	
Income from contribution to anonymous associations	877	
Other non-operating income	274	**2,047**
Non-operating expenses:		
Expenses of office relocation, etc.	100	
Expenses of cancellation of office leases	104	
Other non-operating expenses	219	**424**
Ordinary income		**107,042**
Special income and loss		
Special income:		
Income from sale of fixed assets	0	
Income from sale of investment securities	1	
	35	**37**
Special losses:		
Loss from retirement of fixed assets	332	
Loss from sale of fixed assets	200	
Valuation loss of investment securities	506	
Valuation loss of membership	22	
Other special losses	12	**1,074**
Income before tax		**106,005**
Corporate income, inhabitant and enterprise taxes	49,700	
Adjustment to corporate income tax, etc.	(5,106)	44,593
Net income		**61,411**
Income carried over from prior period		7,049
Interim dividend		6,280
Unappropriated retained earnings for the term		**62,181**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Unappropriated retained earnings for the term		¥62,181,020,876
To be appropriated as follows:		
Dividend (¥50 per share)		¥6,245,623,850
Bonuses for officers		¥80,400,000
(for Directors:	¥68,400,000)	
(for Statutory Auditors:	¥12,000,000)	
Voluntary reserve		
General reserve		¥49,700,000,000
Retained earnings to be carried forward to the next term		¥6,154,997,026

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 6, 2003

To: The Board of Directors,
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Shuho Yoshida (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Shigehiko Kataoka (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 42nd business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2002 to March 31, 2003. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included

the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) The proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 42nd business term from April 1, 2002 to March 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and the principal places of business of the Company, required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements. We also required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property at the subsidiaries whenever necessary.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's Account Auditors, are found to be proper;

(2) That the business report is found to present fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the performance with regard to the subsidiaries, no dishonest act or fact of violation of the laws, ordinances or the Articles of Incorporation is found to exist.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we find that there is no breach of duties on the part of the Directors.

May 14, 2003

Promise Co., Ltd.
The Board of Statutory Auditors

Kazuyuki Furukawa (seal)
(Full-time) Statutory Auditor

Hidetsugu Iriyama (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Note: Statutory Auditor Kazuo Nagasawa is an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

INFORMATION RELATING TO VOTING

1. Total number of voting rights held by all the shareholders:

   2,495,261 rights

2. Propositions and explanatory information:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 42nd business term

The particulars of the proposition are as set forth on page 21 hereof.

With regard to dividends for the business term under review, management proposes to pay ¥50 per share. As a result, the annual dividend per share for the business term under review will be ¥100, including the interim dividend of ¥50 per share.

Proposition No.2: Amendment to the Articles of Incorporation

1. Reasons for the amendment

(1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, which authorizes a company to lower the quorum for adopting a special resolution at a general meeting of shareholders by establishing a provision to that effect in its articles of incorporation, grants holders of less-than-one-unit shares a right to request the company to sell additional less-than-one-unit shares and creates a system to invalidate share certificates, among other things, it is hereby proposed that the heading of Article 12 of the existing Articles of Incorporation be changed from "Requirement for adopting ordinary resolutions" to "Method of adopting resolutions" and a new provision be established as paragraph 2 and that required amendment be made to Article 7 (Share Handling Regulations), Article 8 (Record date) and Article 9 (Transfer agent) of the existing Articles of Incorporation.

(2) As a means to reform its managerial organization, the Company has introduced a system of executive officers, effective as of June 25, 2002. To materialize speedier decision-making by management and stronger governance functions, the Company desires to improve its system of executive officers. In this context, it is hereby proposed that amendment be made to Article 20 (Directors with specific titles) of the existing Articles of Incorporation and Article 21 (Honorary Chairman and Advisers) be deleted.

(3) Additionally, it is hereby proposed that the numbering and wording of the relevant provisions of the existing Articles of Incorporation be changed accordingly.

2. Contents of the amendment

The contents of the amendment are shown as follows:

(The underlines show amendment)

Current Articles	Proposed amendment
(To be newly established)	(Request for additional purchase of less-than-one-unit shares) Article 7. Any shareholder (including beneficial shareholder; the same shall apply hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares, in accordance as provided for in the Share Handling Regulations.
(Share Handling Regulations) Article 7. The denominations of share certificates to be issued by the Company, registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit and other procedures relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	(Share Handling Regulations) Article 8. The denominations of share certificates of the Company, registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase and additional purchase of shares constituting less than one unit and other procedures relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Record date) Article 8. The Company shall treat the shareholders (including the beneficial shareholders; the same shall apply hereinafter) appearing or recorded in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the closing date of accounts of each business year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing date of accounts. 2. (Description omitted)	(Record date) Article 9. The Company shall treat the shareholders appearing or recorded in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the closing date of accounts of each business year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing date of accounts. 2. (Same as existing)
(Transfer agent) Article 9. (Description omitted) 2. (Description omitted)	(Transfer agent) Article 10. (Same as existing) 2. (Same as existing)

Current Articles	Proposed amendment
3. The register of shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, receipt of notices of beneficial shareholders, handling of requests for the purchase and additional purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent and not by the Company.
Article 10. and Article 11. (Description omitted)	Article 11. and Article 12. (Same as existing)
(Requirement for adopting ordinary resolutions)	(Method of adopting resolutions)
Article 12. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 13. (Same as existing)
(To be newly established)	2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
Article 13. through Article 19. (Description omitted)	Article 14. through Article 20. (Same as existing)
(Directors with specific titles)	(Directors with specific titles)
Article 20. The Board of Directors may, by its resolution, appoint one (1) Chairman of the Board, one (1) President, one (1) or more Vice Chairmen of the Board, Executive Vice Presidents, Senior Managing Directors and Managing Directors.	Article 21. The Board of Directors may, by its resolution, appoint one (1) Chairman of the Board and one (1) President.
(Honorary Chairman and Advisers)	(To be deleted)
Article 21. The Board of Directors may, by its resolution, appoint one (1) Honorary Chairman and one (1) or more Advisers.	

Current Articles	Proposed amendment
Article 22. through Article 32. (Description omitted)	Article 22. through Article 32. (Same as existing)

Proposition No.3: Acquisition by the Company of its own shares

To allow the Company to implement capital policies with agility, the shareholders are hereby requested to approve that the Company will acquire its shares of common stock, not exceeding 12,000,000 shares, for the aggregate acquisition prices not exceeding ¥70 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No.4: Election of four Statutory Auditors

(Translation omitted)

- E N D -

(Excerpt Translation)

FILE NO. 82-4837

June 25, 2003

To the Shareholders:

Notice of Resolutions of the 42nd Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 42nd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters reported:

Report on the balance sheet as of March 31, 2003 and the business report and the statement of income for the 42nd business term (from April 1, 2002 to March 31, 2003).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 42nd business term

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥50 per share. As a result, the annual dividend per share for the business term under review is ¥100, including the interim dividend of ¥50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

(Translation omitted)

Proposition No. 3: Acquisition by the Company of its own shares

(Translation omitted)

Proposition No. 4: Election of four Statutory Auditors

(Translation omitted)

- END -

(Translation)

NEWS RELEASE **PROMISE**

March 19, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice on Adjustments to the Forecasts of Business Results for the Year Ending March 31, 2003

In accordance with the recent development of the Company's performance, the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of the interim financial statements on October 24, 2002, are adjusted as described in the following tables:

Description

1. Adjustment to the forecasts of business results for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

[Consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	413,619	121,988	122,886	69,018
Adjusted forecast (B)	409,690	106,532	107,438	60,630
Amount of increase or decrease (B-A)	(-) 3,928	(-) 15,455	(-) 15,448	(-) 8,387

	Net sales	Operating income	Ordinary income	Net income
Rate of increase or decrease	(-) 0.9%	(-) 12.6%	(-) 12.5%	(-) 12.1%
Previous results (for the year ended March 31, 2002)	394,495	114,517	112,091	62,941
Rate of increase or decrease of the previous forecast to the previous results	4.8%	6.5%	9.6%	9.7%
Rate of increase or decrease of the adjusted forecast to the previous results	3.8%	(-) 6.9%	(-) 4.1%	(-) 3.6%
Rate of the adjusted forecast on a consolidated basis to the one on a non-consolidated basis	1.25	1.01	1.00	0.98

[Non-consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	328,834	116,418	118,000	67,500
Adjusted forecast (B)	326,692	105,096	106,556	61,327
Amount of increase or decrease (B-A)	(-) 2,141	(-) 11,321	(-) 11,443	(-) 6,172
Rate of increase or decrease	(-) 0.6%	(-) 9.7%	(-) 9.6%	(-) 9.1%
Previous results (for the year ended March 31, 2002)	316,246	104,164	105,335	61,250
Rate of increase or decrease of the previous forecast to the previous results	4.0%	11.8%	12.0%	10.2%
Rate of increase or decrease of the adjusted forecast to the previous results	3.3%	0.8%	1.1%	0.1%

(For reference) As a result of the above adjustments to the operating results, the forecasted net income per share for the year (on a non-consolidated basis) is ¥488.76.

(Note 1) The forecasted net income per share for the year is calculated on the basis of 125,474,525 shares, which is the average of the total number of shares issued and outstanding during the year.

(Note 2) The average of the total number of shares issued and outstanding during the year was calculated for the period from April 1, 2002 to March 18, 2003, after the exclusion of all shares of treasury stock of the Company.

2. Reason for the adjustments

The Company has adjusted the forecasts of business results for the current year downward principally due to the following factors:

1) Operating loans outstanding grew slightly less than projected due to declines in consumer confidence;

2) The Company incurred more bad debt expense and consequently increased an allowance for doubtful accounts due to an increase in the number of voluntary bankruptcies and consolidation of debt as a result of the deteriorated employment and income conditions; and

3) The Company reduced the discount rate of the retirement allowance obligations from 3.0% to 2.5% to maintain strong balance sheets in consideration of the current monetary conditions and incurred more retirement allowance obligations and expense due to poorer investment yields on pension funds.

To respond to changes in the recent operating conditions, the Company will make modifications to its organization to make it less hierarchic and strengthen the capabilities of its marketing division to work out and implement plans, among other things, as of April 1, 2003. With the new organization, the Company will concentrate its energy on the strengthening of marketing and the control of credit and receivables, in a group-wide effort to secure a new basis for growth and strengthen its earnings power.

- END -

(Excerpt translation)

March 19, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice of the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement

Please take notice that the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement of Department General Managers will come into force as of April 1, 2003, as described below:

Description

1. Summary of the reorganization (A new organization chart is attached herewith.):

[Translation omitted]

2. Movement of Directors (as of April 1, 2003):

Under the new organization, as a means to make the Company's organization less hierarchic, specific titles attached to its Directors, excepting "Chairman of the Board" and "President", will be abolished to materialize more prompt decision-making on management. Additionally, the title of "Senior Executive Officer" will be abolished and the new titles of "Chief", "Senior Managing" and "Managing" will be attached to its Executive Officers according to their duties in execution of business.

New title	Previous title	Name
Director and Senior Managing Executive Officer	Senior Managing Director	Shunji Kosugi
Director and Senior Managing Executive Officer	Senior Managing Director and Senior Executive Officer	Hideshige Tsukamoto
Director and Managing Executive Officer	Managing Director and Senior Executive Officer	Isao Takeuchi
Director and Managing Executive Officer	Managing Director and Senior Executive Officer	Teruaki Watanabe
Director and Managing Executive Officer	Managing Director and Senior Executive Officer	Tsutomu Kasori

(The above are only the Directors for whom the movement will occur.)

3. Change of duties assigned to Executive Officers (as of April 1, 2003)

(Translation omitted)

4. Retirement of Executive Officers (as of March 31, 2003)

Duties	Name/Title
General Manager of Compliance Dept.	Hirotada Otohiro, Executive Officer

* Mr. Hirotada Otohiro is expected to assume the office of president of each of the Company's subsidiaries Liang Jing Co., Ltd. and Yuukei Co., Ltd., after the close of their general meeting of shareholders to be held on May 28, 2003.

5. Personnel movement of Department General Managers (as of April 1, 2003):

[Translation omitted]

- END -

[For further inquiries]

Promise Co., Ltd., Public Relations Department,

Nakayama, Yoshida and Tamai

Tel: 03-3213-2545
Fax: 03-3215-7249

(Translation)

NEWS RELEASE

PROMISE

March 28, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

In accordance with the resolution adopted at the Ordinary General Meeting of Shareholders of Promise Co., Ltd. (the "Company") held on June 25, 2002 for the acquisition of its own shares, the Board of Directors of the Company at its meeting held on March 28, 2003 adopted a resolution to purchase its own shares pursuant to Article 210 of the Commercial Code of Japan. Hence, notice is hereby given as described below:

Description

1. Purchase period: No later than June 23, 2003
2. Number of shares to be purchased: (Not exceeding) 4,000,000 shares
3. Aggregate purchase prices: (Not exceeding) ¥20,000,000,000
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange by entering into a trust agreement

5. Reason for purchase: To implement its capital policy with agility

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

   (1) Class of shares to be purchased: Shares of common stock of the Company

   (2) Total number of shares to be purchased: (Not exceeding) 12,000,000 shares

   (3) Aggregate purchase prices: (Not exceeding) ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

   (1) Total number of shares purchased: 700,000 shares

   (2) Aggregate purchase prices: ¥2,854,957,500

- END -

03 SEP -9 7:21

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

May 16, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: April 1, 2003 through April 30, 2003
2. Number of shares purchased: 2,217,550 shares
3. Aggregate purchase prices: ¥8,043,006,500
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	(Not exceeding) 12,000,000 shares
(3)	Aggregate purchase prices:	(Not exceeding) ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the Resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

(1)	Total number of shares purchased:	2,917,550 shares
(2)	Aggregate purchase prices:	¥10,897,964,000

- END -

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

May 16, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Acquisition by the Company of its Own Shares (Fixing of Limit thereon)

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 16, 2003 (Friday), resolved that the Company would submit a proposition for the acquisition by the Company of its own shares to its 42nd Ordinary General Meeting of Shareholders to be held on June 25, 2003 (Wednesday) to allow the Company to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition of its own shares:

The Company desires to be able to acquire its own shares to enable itself to implement its capital policies with agility.

2. Limit on the number of shares to be acquired:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 12,000,000 shares (Ratio thereof to the total number of issued shares: 9.5%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥70,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the proposition on the "Acquisition by the Company of its Own Shares" at the 42nd Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003 (Wednesday).

- END -

FILE NO. 82-4837

03 SEP -2 7:21

(Translation)

NEWS RELEASE

PROMISE

May 22, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: May 1, 2003 through May 21, 2003
2. Number of shares purchased: 1,267,900 shares
3. Aggregate purchase prices: ¥5,099,151,000
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

(1) Class of shares to be purchased: Shares of common stock of the Company

(2) Total number of shares to be purchased: (Not exceeding) 12,000,000 shares

(3) Aggregate purchase prices: (Not exceeding) ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the Resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

(1) Total number of shares purchased: 4,185,450 shares

(2) Aggregate purchase prices: ¥15,997,115,000

- END -

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

May 22, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer,
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Issuance of ¥15 Billion 32nd Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥15 billion domestic unsecured straight bonds (due in ten years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥335 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

June 3, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: May 22, 2003 through June 2, 2003
2. Number of shares purchased: 514,550 shares
3. Aggregate purchase prices: ¥2,270,652,000
4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 25, 2002:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	(Not exceeding) 12,000,000 shares
(3)	Aggregate purchase prices:	(Not exceeding) ¥80,000,000,000

2. Accumulated number of its own shares purchased by the Company on or after the date on which the Resolution was adopted at the Ordinary General Meeting of Shareholders (June 25, 2002):

(1)	Total number of shares purchased:	4,700,000 shares
(2)	Aggregate purchase prices:	¥18,267,767,000

- END -

FILE No. 82-4837

(February 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: February1, 2003 to February 28, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: March 5, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Promise Co., Ltd. Osaka Office	Osaka Ekimae Dai 2 Building, 2-2-900, Umeda 1-chome, Kitaku Osaka
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of February 28, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		700,000	2,854,957,500	
Development of acquisition of its own shares		5.83%	3.57%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of March 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	1,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(March 2003)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: March1, 2003 to March 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: April 7, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of March 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		700,000	2,854,957,500	
Development of acquisition of its own shares		5.83%	3.57%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of March 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	1,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(April 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: April 1, 2003 to April 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: May 2, 2003

Name of the Company: Promise Kabushiki Kaisha

Name of the Company in English: Promise Co., Ltd.

Name and Position of the Representative: Hiroki Jinnai
President and
Representative Director

Location of the Head Office: 2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
Telephone: Tokyo 03 (3287) 1515 (Big key)

Person to Contact: Isao Takeuchi
Director and Managing Executive Officer.

Place to Contact: Same as above

Person to Contact: Masayuki Fujiwara
Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 3 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of April 30, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	April 2	92,350	307,180,500	
	April 3	123,100	417,739,000	
	April 4	92,350	311,384,500	
	April 7	48,150	164,898,000	
	April 8	76,700	266,836,000	
	April 9	115,050	394,142,000	
	April 10	76,700	268,517,000	
	April 11	115,050	411,577,000	
	April 14	152,450	562,947,500	
	April 15	70,700	265,744,000	
	April 16	101,650	376,107,500	
	April 17	203,250	729,947,500	
	April 18	90,850	328,505,000	
	April 21	55,500	202,667,000	
	April 22	106,500	398,060,500	
	April 23	80,250	308,237,500	
	April 24	106,500	418,337,500	
	April 25	212,900	793,385,500	
	April 28	119,050	436,197,500	
	April 30	178,500	680,595,000	
	Total	2,217,550	8,043,006,000	
Accumulated number of its own shares acquired as at the end of the reporting month		2,917,550	10,897,963,500	
Development of acquisition of its own shares		24.31%	13.62%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of April 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	3,268,550 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(April 2003)

(Translation)

AMENDMENT TO THE REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

AMENDMENT TO THE REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: May 20, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 3 sheets including this cover sheet.)

1. Reason for the filing:

In the Report on Acquisition by the Company of Its Own Shares filed as of May 2, 2003, there were found errors in the descriptions of the total prices for the shares acquired. Hence, this Amendment to the Report on Acquisition by the Company of Its Own Shares is filed pursuant to the provision of Article 7 of the Securities and Exchange Law of Japan applied by Article 24-6, paragraph 3 of the said Law.

2. Contents of the report:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

(Before amendment)

As of April 30, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	April 2	92,350	307,180,500	
	April 3	123,100	417,739,000	
	April 4	92,350	311,384,500	
	April 7	48,150	164,898,000	
	April 8	76,700	266,836,000	
	April 9	115,050	394,142,000	
	April 10	76,700	268,517,000	
	April 11	115,050	411,577,000	
	April 14	152,450	562,947,500	
	April 15	70,700	265,744,000	
	April 16	101,650	376,107,500	
	April 17	203,250	729,947,500	
	April 18	90,850	328,505,000	
	April 21	55,500	202,667,000	
	April 22	106,500	398,060,500	
	April 23	80,250	308,237,500	
	April 24	106,500	418,337,500	
	April 25	212,900	793,385,500	
	April 28	119,050	436,197,500	
	April 30	178,500	680,595,000	
	Total	2,217,550	8,043,006,000	
Accumulated number of its own shares acquired as at the end of the reporting month		2,917,550	10,897,963,500	
Development of acquisition of its own shares		24.31%	13.62%	

(After amendment)

As of April 30, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	April 2	92,350	307,180,500	
	April 3	123,100	417,739,000	
	April 4	92,350	311,384,500	
	April 7	48,150	164,898,000	
	April 8	76,700	266,836,000	
	April 9	115,050	394,142,000	
	April 10	76,700	268,517,000	
	April 11	115,050	411,577,000	
	April 14	152,450	562,947,500	
	April 15	70,700	265,744,000	
	April 16	101,650	376,107,500	
	April 17	203,250	729,947,500	
	April 18	90,850	328,505,000	
	April 21	55,500	202,667,000	
	April 22	106,500	398,060,500	
	April 23	80,250	308,237,500	
	April 24	106,500	418,337,500	
	April 25	212,900	793,385,500	
	April 28	119,050	436,197,500	
	April 30	178,500	680,595,500	
	Total	2,217,550	8,043,006,500	
Accumulated number of its own shares acquired as at the end of the reporting month		2,917,550	10,897,964,000	
Development of acquisition of its own shares		24.31%	13.62%	

* Amendment is hereby made to the total prices for its own shares acquired on April 30 during the reporting month, the aggregate of the total prices and the accumulated number of its own shares acquired as at the end of the reporting month.

- END -

FILE No. 82-4837

(May 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: May1, 2003 to May 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: June 4, 2003

Name of the Company: Promise Kabushiki Kaisha

Name of the Company in English: Promise Co., Ltd.

Name and Position of the Representative: Hiroki Jinnai
President and
Representative Director

Location of the Head Office: 2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
Telephone: Tokyo 03 (3287) 1515 (Big key)

Person to Contact: Isao Takeuchi
Director and Managing Executive Officer.

Place to Contact: Same as above

Person to Contact: Masayuki Fujiwara
Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 3 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of May 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	May 1	59,800	235,997,000	
	May 2	93,250	359,608,500	
	May 6	120,000	472,789,500	
	May 7	120,000	478,133,000	
	May 8	120,000	481,799,500	
	May 9	120,000	479,396,500	
	May 12	122,650	490,600,000	
	May 13	65,600	268,201,500	
	May 14	59,000	246,843,000	
	May 15	77,300	323,224,500	
	May 16	68,450	280,832,500	
	May 19	98,950	396,474,000	
	May 20	35,550	142,654,000	
	May 21	107,350	442,597,500	
	May 22	54,350	225,507,000	
	May 23	58,900	248,552,500	
	May 26	49,750	213,853,000	
	May 27	49,800	212,753,000	
	May 28	49,800	216,073,000	
	May 29	49,800	221,912,000	
	May 30	79,250	356,999,500	
	Total	1,659,550	6,794,801,000	
Accumulated number of its own shares acquired as at the end of the reporting month		4,577,100	17,692,765,000	
Development of acquisition of its own shares		38.14%	22.12%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of May 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	4,928,100 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

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